FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For October 13, 2008

BLUEPHOENIX SOLUTIONS LTD.
(Translation of Registrant’s Name into English)

8 Maskit Street, Herzlia 46120, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.....................

This report on Form 6-K is hereby incorporated by reference in the Registration Statements on Form F-3 (Registration No. 333-116044, 333-133330, 333-148504 and 333-150015) as amended, filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933 or the Securities Exchange Act of 1934.

Attached to the Registrant’s Form 6-K for October 13, 2008 and incorporated by reference herein is the Registrant’s immediate report dated October 13, 2008.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLUEPHOENIX SOLUTIONS LTD. (Registrant) By: /s/ Varda Sagiv —————————————— Varda Sagiv CFO

Dated: October 13, 2008

BLUEPHOENIX CLOSES OVER $5 MILLION IN MODERNIZATION
DEALS WITH TWO LARGE EUROPEAN BANKS

Ability to Lower Total Cost of Ownership with Rapid Return on Investment
Critical During Market Downturns

HERZLIYA, Israel, October 13, 2008 – BluePhoenix Solutions (NASDAQ: BPHX), the leader in value-driven legacy modernization, today announced that it has recently signed two new deals valued at over $5 million for two large European banks.

Blue Phoenix solutions offer financial institutions a unique platform to reduce operating and maintenance costs of their IT assets, which is of critical importance now, with the banking industry worldwide in crisis mode. These two deals reinforce the market opportunity for Blue Phoenix and demonstrate that the company’s ability to close large deals from its growing pipeline for potential business has remained robust during this recent economic downturn.

“BluePhoenix has an outstanding track record of working with banks to help them reduce total cost of ownership around more efficient, flexible and reliable platforms,” said Yaron Tchwella, president of BluePhoenix Solutions. “Our unique modernization resources are helping our clients meet their cost-cutting mandates while they migrate their legacy IT systems to modern-day platforms. We look forward to the opportunity to work with these two customers and continuing to take advantage of what we see as an excellent business opportunity in front of us.”

About BluePhoenix Solutions
BluePhoenix Solutions (NASDAQ: BPHX) is a leading provider of value-driven modernization solutions for legacy information systems. BluePhoenix offerings include a comprehensive suite of tools and services from global IT asset assessment and impact analysis to automated database and application migration, re-hosting, and renewal. Leveraging over 20 years of best-practice domain expertise, BluePhoenix works closely with its customers to ascertain which assets should be migrated, redeveloped, or wrapped for reuse as services or business processes, to protect and increase the value of their business applications and legacy systems with minimized risk and downtime.

BluePhoenix provides modernization solutions to companies from diverse industries and vertical markets such as automotive, banking and financial services, insurance, manufacturing, and retail. Among its prestigious customers are: Aflac, CareFirst, Citigroup, Danish Commerce and Companies Agency, Desjardins, Los Angeles County Employees Retirement Association, Merrill Lynch, Rabobank, Rural Servicios Informáticos, SDC Udvikling, TEMENOS, Toyota and Volvofinans. BluePhoenix has 15 offices in the USA, UK, Denmark, Germany, Italy, France, The Netherlands, Romania, Russia, Cyprus, South Korea, Australia, and Israel.

Investor Contact	Financial Media Contact
Peter Seltzberg	Jeffrey Stanlis
Hayden Communications	Hayden Communications
(646) 415-8972	(602) 476-1821
peter@haydenir.com	jeff@haydenir.com